EXHIBIT 99.1

News for Immediate Release

Electrovayato Participate at the ROTH 15th Annual - London, Conference

Toronto, Ontario – June 25, 2025 - Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today announced that Dr. Raj DasGupta, Electrovaya's CEO will be participating at the Roth 15th Annual-London Conference, held at the Four Seasons Park Lane in London, UK.

The Company’s participation underscores Electrovaya’s ongoing commitment to active engagement with the global financial community. During the conference, CEO, Raj DasGupta will take part in one-on-one and small group meetings with leading European institutional investors to discuss the Company’s strategic initiatives, technology roadmap, and long-term growth outlook.

Event: ROTH - 15th Annual - London Conference

Date: June 25-26, 2025

Location: Four Seasons Park Lane, London, UK

Format: 1x1 small group meetings - by invitation only

For more information on the ROTH - 15th Annual - London, UK Conference, or to schedule a one-on-one meeting with Electrovaya’s management, please contact your ROTH representative.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.